Exhibit 99.1

SYSTEMS XCELLENCE APPOINTS MARK THIERER AS PRESIDENT AND CHIEF OPERATING OFFICER

LOMBARD, Illinois September 5, 2006, Systems Xcellence Inc., (“SXC” or the “Company”) (NASDAQ: SXCI; TSX: SXC) a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry announced today that Mark Thierer, 46, has been appointed President and Chief Operating Officer (“COO”) of the Company, effective immediately. The role of President/COO is newly created for Mr. Thierer. Mr. Thierer was named to SXC’s board of directors in February 2006 and will maintain his position on the board.

"During his tenure on the board, Mark has consistently applied his enthusiasm, capabilities and in-depth understanding of our industry to help shape our business goals and strategic direction,” said Gordon S. Glenn, CEO of SXC. “Prior to joining SXC, Mark was a key contributor to the growth of one of the largest PBMs and a leading healthcare IT firm and we look to leverage his leadership, track record and wide network of contacts to help drive growth across all of our business segments. Furthermore, with Mark now assuming my former duties as President overseeing day-to-day operations, I will direct an increasing amount of time to identifying and evaluating acquisition opportunities and expanding investor relations activities. I am very pleased that Mark will be joining our senior management team and I’m confident that he will play a key role in making SXC a leader in our industry.”

“The business landscape for the pharmaceutical benefits marketplace began a fundamental shift several years ago in response to the rising cost and usage of prescription drugs,” said Mr. Thierer. “Anticipating this change, SXC has brought to the market an innovative business model built around its pioneering technology, which allows health plans and employers to seize greater control over their drug benefit plans. Additionally, SXC has the tools and services to help retail pharmacies become more efficient in their operations and to expand their role in the healthcare delivery system. I am very excited to be joining the Company full-time at this stage of its growth as I believe that we are very well-positioned to capture significant market share in this transitioning environment.”

Mr. Thierer was formerly the President of Physicians Interactive, a division of Allscripts, Inc. (NASDAQ: MDRX), the leading provider of Electronic Health Records, ePrescribing, and information solutions for physicians. Prior to Allscripts, Mr. Thierer spent ten years with CaremarkRx (NYSE: CMX), where he was a corporate officer and key executive in helping to build Caremark into a $30 billion pharmacy benefits manager and specialty pharmacy company.

At Caremark, Mr. Thierer served as the Senior Vice President, New Ventures, responsible for developing Caremark’s growth strategy. Prior to that, he held numerous senior operating positions, including Senior Vice President, Industry Relations, where he built extensive executive-level supply chain relationships with pharmaceutical, biotech, and generic drug companies. In addition, Mr. Thierer had operating responsibility for Caremark’s retail network business, developing new network service offerings for managed care and employers, as well as establishing Caremark’s contracting relationships with major chain drug stores such as Walgreens, CVS, Wal-Mart and Rite Aid.

Mr. Thierer began his career at Caremark in sales and marketing, where he served as Vice President, Corporate Accounts, with sales and account management responsibility for the top 125 Caremark clients nationwide, including Fortune 500 employers, coalitions, unions, and health plans.

Prior to Caremark, Mr. Thierer spent ten years with IBM, selling systems to the healthcare industry. Mr. Thierer holds a B.S. in Finance and an M.B.A. in Marketing. He also holds the designation of CEBS (Certified Employee Benefits Specialist) from The Wharton School.

About Systems Xcellence
Systems Xcellence (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lombard, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.  Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.  Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:

Jeff Park	Dave Mason	Susan Noonan
Chief Financial Officer	Investor Relations	Investor Relations - U.S.
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC
Tel: (630) 559-3693	416-815-0700 ext. 237	(212) 966-3650
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com